Exhibit 99.1

Medigus Enters Psychedelics Market with Investment in Clearmind, a Psychedelic Pharmaceutical Biotech Company

The parties intend to form a joint venture in the food industry, based on Clearmind’s unique psychedelics IP

Tel Aviv, Israel – February XX, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today the expansion of its healthcare activities by signing an investment agreement with Clearmind Medicine Inc. (CSE: CMND, FSE: CWY0, OTCMKTS: CMNDF), a psychedelic pharmaceutical biotech company. In accordance with the agreement, Medigus will invest US $1.25 million (or CAD$1.6 million) in exchange for approximately 2 million units, comprised of shares and warrants. The shares purchased represent 5.02% of Clearmind.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including mental health, alcohol use disorder, binge eating and depression.

The Psychedelic Drugs Market size is projected to reach USD $10.75 billion by 2027, from USD 4.75 billion in 2020, growing at a CAGR of 12.36% during 2021-2027, according to a report from Research And Markets. Another report from Data Bridge Market Research revealed that the growing acceptance of psychedelic drugs for treating depression is also contributing to the increase in market value.

Clearmind’s patent portfolio consists of four utility patent families, which includes seven approved patents and 13 pending applications.

Clearmind and Medigus intend to form a joint venture in the food industry, based on Clearmind’s unique psychedelics intellectual property. The joint venture expects to focus on the product development of food supplements, on the basis of the IP, as well as obtaining the necessary regulatory approvals to enable the registration and distribution of the products based on such IP in certain targeted countries.

As part of the agreement, Medigus will be issued approximately 2 million units, comprised of one share of common stock and one warrant, at a subscription price of CAD$0.80 per unit. Each warrant will be exercisable for a period of 18 months into one additional share of common stock at a price per share of CAD$2.00. US $750 thousands (CAD$960,000) of the investment amount will be paid for in cash and US $500 thousands (CAD$640,000) of the investment amount will be paid through the issuance of Medigus’ American Depository Shares (ADS), at a price per ADS ofUS$1.20.

In addition, Medigus will be entitled to 10% of the initial equity of a potential venture in the area of psychedelics, in connection with a research project currently conducted according to an agreement between Clearmind and the commercialization arm of a leading Israeli academic institution.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party website.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

Dave@redchip.com